UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2010

Commission File No. 001-32846

CRH public limited company

(Translation of registrant’s name into English)

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (No. 333–166313) and Form S–8 (Nos. 333–165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Enclosure: Opinion of Legal Advisors to CRH America, Inc. and CRH plc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date December 8, 2010

	By:	/S/ M. CARTON
M. Carton
Finance Director

INDEX TO EXHIBITS

Exhibit Number	Description of Document

1.1	Opinion of Arthur Cox, Irish legal advisors to CRH America, Inc. and CRH plc, as to the validity of the Guarantees of CRH plc as to certain matters of Irish Law.

1.2	Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to CRH America, Inc. and CRH plc, as to the validity of the Guaranteed Debt Securities of CRH America, Inc. and the Guarantees of CRH plc as to certain matters of New York Law.

CK/GT/CR052/33

7 December 2010

PRIVATE AND CONFIDENTIAL

To:	The Directors

CRH plc

Belgard Castle

Clondalkin

Dublin 22

(the “Guarantor”)

Re:	US$350,000,000 in aggregate principal amount of the 4.125% Notes due 2016 and US$400,000,000 in aggregate principal amount of the 5.750% Notes due 2021 (together, the “Debt Securities”) issued by the Company and fully irrevocably and unconditionally guaranteed by the Guarantor

Dear Sirs

1.	Basis of Opinion

1.1	As requested, we are writing to you in connection with several purchases today by the underwriters (the “Underwriters”) named in Schedule I to the Pricing Agreement, dated 30 November 2010 (the “Pricing Agreement”), including the Underwriting Agreement Standard Provisions attached thereto (the “Underwriting Agreement”), between CRH America, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), CRH plc, a public limited company incorporated under the laws of Ireland (the “Guarantor”) and the Underwriters of US$350,000,000 in aggregate principal amount of the Company’s 4.125% Notes due 2016 and US$400,000,000 in aggregate principal amount of the Company’s 5.750% Notes due 2021 (together, the “Securities”), fully, unconditionally and irrevocably guaranteed as to payment of principal, interest and any other amounts due by the Guarantor (the “Guarantee”) and issued pursuant to the Indenture, dated as of March 20, 2002 (the “Indenture”), among the Company, the Guarantor and The Bank of New York Mellon as successor trustee to JPMorgan Chase Bank, (the “Trustee”) (together, the “Transaction”). The Pricing Agreement, the Underwriting Agreement, the Indenture and the Guarantee are collectively referred to herein as the “Transaction Documents”.

1.2	We act as solicitors in Ireland for the Guarantor. This opinion (this “Opinion”) may be relied upon only by the addressee and not by any other party. However, we hereby consent to the filing of this Opinion on a Form 6-K to be incorporated by reference into the Registration Statement (as defined below) and the reference to Arthur Cox in the Prospectus Supplement (as defined below) under the caption “Validity of Debt Securities and Guarantee”. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1993, of the United States.

1.3	This Opinion is confined to and given in all respects of the basis of the laws of Ireland (meaning Ireland exclusive of Northern Ireland) in force as at the date hereof as currently applied by the courts of Ireland.

1.4	We have made no investigations of and we express no opinion as to the laws of any other jurisdiction or the effect thereof. In particular, we express no opinion of European Community law as it affects any jurisdiction other than Ireland. We have assumed without investigation that insofar as the laws of any jurisdiction other than Ireland are relevant such laws do not prohibit and are not inconsistent with any of obligations or rights expressed in the Registration Statement (as defined below), the Indenture or the transactions contemplated thereby.

1.5	This Opinion is strictly confined to the matters expressly stated herein and is not to read as extending by implication or otherwise to any other matter. We express no opinion and make no representation or warranty, as to any matter of fact or in respect of any documents which may exist in relation to the filing of the Registration Statement.

1.6	For the purposes of this Opinion, we have reviewed:

(a)	a copy of the Certificate of Incorporation, Certificates of Incorporation on Change of Name and the Memorandum and Articles of Association of the Guarantor, certified a true and up to date copy by the Company Secretary of the Guarantor on 7 December 2010;

(b)	a certified copy of an extract of the minutes of a meeting of the board of directors of the Guarantor held on 31 March 2010;

(c)	a certified copy of an extract of the minutes of a meeting of the finance committee of the Guarantor held on 11 November 2010;

(d)	a secretary’s certificate dated 7 December 2010, executed by the Company Secretary of the Guarantor;

(e)	a secretary’s certificate dated 20 March 2002, executed by the Company Secretary of the Guarantor, Angela Malone;

(f)	an officer’s certificate dated 7 December 2010, executed by Maeve Carton, in her capacity as Finance Director of the Guarantor, pursuant to the Indenture;

(g)	an executive officer’s certificate dated 7 December 2010, executed by Maeve Carton, in her capacity as an executive officer of the Guarantor;

(h)	a certificate of incumbency dated 7 December 2010 executed by the Company Secretary of the Guarantor;

(i)	a copy of the registration statement issued in respect of the Securities dated 27 April 2010 (the “Registration Statement”) sent to us by email by Sullivan & Cromwell on 27 April 2010; and

(j)	a copy of the Prospectus Supplement to the Registration Statement issued and dated 30 November 2010 (the “Prospectus Supplement”) and sent to us by email by Sullivan & Cromwell LLP on 7 December 2010.

1.7	This Opinion is governed by and to be construed in accordance with the laws of Ireland as interpreted by the courts of Ireland at the date hereof. This Opinion speaks only as of its date. We assume no obligation to update this Opinion at any time or to advise the addressee of this Opinion of any change in law or change in interpretation of law which may occur after the date of this Opinion.

2.	Opinion

Subject to the basis of opinion set out in paragraph 1 above, and the assumptions and qualifications set out in Schedules 1 and 2 respectively, we are of the opinion that:

2.1	The Guarantee has been duly authorised, executed, authenticated, issued and delivered by the Guarantor and in so far as Irish law is concerned, constitutes valid and binding obligations of the Guarantor.

2.2	In any proceedings taken in Ireland for the enforcement of the Guarantee, the choice of the laws of the State of New York as the governing law of the Guarantee will be recognised and given effect to by the Irish courts pursuant to Article 3(1) of Regulation (EC) No. 593/2008 of the European Parliament and of the Council of 17 June 2008 on the law applicable to contractual obligations (the “Rome I Regulation”) which came into force on 17 December 2009, with respect to matters falling within the scope of the Rome I Regulation with respect to matters falling within the scope of the Rome I Regulation. Articles 1(2) and (3) of the Rome I Regulation set out matters not governed by the Rome I Regulation. They include obligations under negotiable instruments, evidence and procedure, insurance matters and trusts. The choice of law will not, where all the other elements relevant to the situation at the time of the choice are located in a country other than whose law has been chosen, prejudice the application of the laws of that other country which cannot be derogated from by agreement. Article 9 provides that the Rome I Regulation will not restrict the application of overriding mandatory provisions of Irish law and that effect may be given to the overriding mandatory provisions of the law of the country where the obligations arising out of the contract have to be or have been performed, insofar as those overriding mandatory provisions render the performance of the contract unlawful. Overriding mandatory provisions are provisions the respect for which is regarded as crucial by a country for safeguarding its public interests, such as its political, social or economic organisation, to such an extent that they are applicable to any situation falling within their scope, irrespective of the law otherwise applicable to the contract under the Regulation. In considering whether to give effect to those overriding mandatory provisions, regard shall be had to their nature and purposes and to the consequence of their applicability or non-applicability. Furthermore, if all other elements relevant to the situation at the time of the choice are connected to one or more Member States, the parties choice of non-Member State law shall not prejudice the application of provisions of community law, where appropriate, as implemented in the forum, which cannot be derogated from by agreement. At the date hereof, we are not aware of any circumstances concerning the choice of the laws of New York in the Guarantee that would give rise to an Irish court holding that such choice violates Irish public policy.

2.3	The submission by the Guarantor in the Guarantee to the jurisdiction of the courts of the State of New York is valid and binding upon it. The courts of Ireland will enforce a judgment of the courts of the State of New York if the following general requirements are met:

(a)	a foreign court must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

(b)	the foreign judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it. A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. Where however, the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that, in the meantime, the judgment should not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive.

However, the Irish courts may refuse to enforce a judgment of the courts of a the State of New York which meets the above requirements for one of the following reasons:

(a)	the foreign judgment is not for a definite sum of money;

(b)	the foreign judgment was obtained by fraud;

(c)	the enforcement of the foreign judgment in Ireland would be contrary to natural or constitutional justice;

(d)	the foreign judgment is contrary to Irish public policy or involves certain foreign laws which will not be enforced in Ireland; and

jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Superior Courts Rules.

2.4	We are not aware of any circumstances concerning the Transaction Documents that would give rise to a court holding that such transactions would violate Irish public policy.

Yours faithfully,

/s/ Arthur Cox

ARTHUR COX

Schedule 1

Assumptions

For the purpose of giving this Opinion we assume the following, without any responsibility on our part if any assumption proves to have been untrue as we have not been instructed to verify independently any assumption:

Authenticity and bona fides

1.	the completeness and authenticity of all documents submitted to us as originals or copies of originals, and (in the case of copies) conformity to the originals of copy documents, and the genuineness of all signatories, stamps and seals thereon;

2.	that the copies produced to us of minutes of meetings and/or of resolutions correctly record the proceedings at such meetings and/or the subject matter which they purport to record and that any meetings referred to in such copies were duly convened, duly quorate and held, that those present at any such meetings were entitled to attend and vote at the meeting and acted bona fide throughout and that no further resolutions have been passed or corporate or other action taken which would or might alter the effectiveness thereof;

3.	the absence of fraud, coercion, duress or undue influence and lack of bad faith on the part of the parties to the documents and their respective officers, employees, agents and (with the exception of Arthur Cox) advisers;

4.	that the Certificate of Incorporation, Certificate of Change of Name, Certificate of Incorporation on Re-Registration as a Public Limited Company, Certificate of Incorporation on Change of Name and Memorandum and Articles of Association provided to us are true, accurate and up-to-date;

No other information and compliance

5.	that the Transaction Documents are the only documents relating to the subject matter of this Transaction and that there are no agreements or arrangements in existence between the parties to the Transaction Documents which in any way amend or vary the terms of the Transaction Documents or in any way bear upon or are inconsistent with the opinions stated herein. In particular, we express no opinion on any documents that the Transaction Documents contemplate that the Guarantor will enter into in the future;

Authority, Capacity, Execution and Enforceability

6.	The execution delivery and performance of the Securities and the Guarantee (i) does and will not contravene the laws of any jurisdiction outside Ireland; (ii) does not and will not result in any breach of any agreement, instrument and obligation to which any party thereto is a party and (iii) will not be illegal or unenforceable by virtue of the laws of that jurisdiction;

7.	The Securities have been issued and sold in the manner contemplated in the Registration Statement; and

Governing law and jurisdiction

8.	that under all applicable laws (other than those of Ireland):

(a)	the choice of New York law as the governing law of the Guarantee is a valid and binding selection which will be upheld, recognised and given effect by the courts of any relevant jurisdiction (other than those of Ireland); and

(b)	the submission by each party to the Guarantee to the laws of the State of New York is valid and binding and will be upheld, recognised and given effect by the courts of any relevant jurisdiction (other than those of Ireland).

Schedule 2

Qualifications

The opinions set out herein are subject to the following reservations:

Enforcement and Binding Effect

1.	The description of obligations in this Opinion as “enforceable” refers to the legal character of the obligations assumed by the relevant party under the relevant instrument. It implies no more than the obligations are of a character which the laws of Ireland recognize and will in certain circumstances enforce. In particular, it does not mean or imply that the relevant instrument will be enforced in all circumstances in accordance with its terms or by or against third parties or that any particular remedy will be available. In particular (without limiting the foregoing):

1.1	the binding effect and enforceability of the obligations of the Guarantor contemplated under the Guarantee or any of the Securities may be limited by liquidation, insolvency, bankruptcy, receivership, court protection, examinership, moratoria, reorganisation, reconstruction, company voluntary arrangements, fraud of creditors, fraudulent preference of creditors or similar laws whether in Ireland or elsewhere affecting creditors’ rights generally;

1.2	the binding effect and enforceability of the obligations of the Guarantor under the Guarantee or any of the Securities may also be limited as a result of the provisions of the laws of Ireland applicable to contracts held to have become frustrated by events happening after their execution, and any breach of the terms of any document by the party seeking to enforce such document;

1.3	enforcement may be limited by general principles of equity. In particular, equitable remedies are not available where damages are considered to be an adequate remedy; the remedy of specific performance is discretionary and will not normally be ordered in respect of a monetary obligation; and injunctions are granted only on a discretionary basis and accordingly we express no opinion on such matters;

1.4	claims may become barred under the Statute of Limitations 1957 or may be or become subject to the defence of set-off or counterclaim;

1.5	enforcement will be subject to, netting, claims and attachment and any other rights of another party to a contract; and

1.6	enforcement may be limited by reason of fraud.

2.	Where any obligations of any person are to be performed in jurisdictions outside Ireland, such obligations may not be enforceable under Irish law to the extent that performance thereof would be illegal under the laws of any such jurisdiction or contrary to public policy under the laws of any such jurisdiction and an Irish court may take into account the law of the place of performance in relation to the manner of performance and to the steps to be taken in the event of defective performance.

3.	Where a judgment creditor seeks to enforce his judgment, he can only do so in accordance with the applicable rules of Irish courts. The making of an execution order against particular assets, such as a charging order over land or a beneficial interest therein or most types of investment or a third party debt order over a bank account or certain other debts, is a matter for the Court’s discretion.

General Matters

4.	A determination or a certificate as to any matter provided for in the Guarantee or any of the Securities may be held by an Irish court not to be final, conclusive or binding if such determination or certificate could be shown to have an unreasonable, incorrect or arbitrary basis or not to have been given or made in good faith.

5.	Where a party to Guarantee or any of the Securities is vested with a discretion or may determine a matter in its opinion, Irish law may require that such discretion is exercised reasonably or that such opinion is based upon reasonable grounds.

6.	A particular course of dealing among the parties or an oral amendment, variation or waiver may result in an Irish court finding that the terms of the Guarantee or any of the Securities have been amended, varied or waived even if such course of dealing or oral amendment, variation or waiver is not reflected in writing among the parties.

7.	The effectiveness of the provisions in the Guarantee or any of the Securities excusing a party from a liability or duty otherwise owed are limited by Irish law, particularly in relation to “fundamental breaches” of the contract.

8.	We express no opinion as to any obligation which the Guarantee or any of the Securities may purport to establish in favour of any person who is not a party thereto.

9.	Any provision of the Guarantee or any of the Securities which constitutes, or purports to constitute, a restriction on the exercise of any statutory power by any party thereto or any other person may be ineffective.

10.	To the extent that any matter is expressly to be determined by future agreement or negotiation, the relevant provision may be unenforceable or void for uncertainty.

11.	There is a possibility that an Irish court would hold that a judgment on the Guarantee or any of the Securities, whether given in an Irish court or elsewhere, would supersede the relevant agreement or instrument to all intents and purposes, so that any obligation thereunder which by its terms would survive such judgment might not be held to do so.

Sanctions

12.	If a Security holder is controlled by or otherwise connected with a person (or is itself) resident in, incorporated in or constituted under the laws of a country which is the subject of United Nations, European Community or Irish sanctions or under the Treaty establishing the European Community, as amended, or is otherwise the target of any such sanctions, then obligations to that party under the Securities or in respect of the relevant transfer or payment may be unenforceable or void.

December 7, 2010

CRH America, Inc.,

        375 Northridge Road,

            Atlanta, Georgia 30350,

                United States of America,

CRH plc,

        Belgard Castle,

            Belgard Road,

                Clondalkin, Dublin 22,

                    Ireland.

Ladies and Gentlemen:

In connection with the issuance and sale under the Registration Statement on Form F-3 (File No. 333-166313) filed in accordance with the provisions of the Securities Act of 1933, as amended (the “Act”) of $350,000,000 in aggregate principal amount of 4.125% Guaranteed Notes due 2016 and $400,000,000 in aggregate principal amount of 5.750% Guaranteed Notes due 2021 of CRH America, Inc., a corporation organized under the laws of the State of Delaware (the “Company”) (together, the “Securities”), fully, unconditionally and irrevocably guaranteed as to payment of principal, premium, if any and interest (the “Guarantee”), by CRH plc, a public limited company incorporated under the laws of the Republic of Ireland (the “Guarantor”) and issued pursuant to the Indenture, dated as of March 20, 2002, among the Company, the Guarantor and The Bank of New York, as Trustee and as successor trustee to JPMorgan Chase Bank, we, as your United States counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

CRH America, Inc. CRH plc	– 2 –

Upon the basis of such examination, we advise you that, in our opinion, the Securities and the Guarantee constitute valid and legally binding obligations of the Company and the Guarantor, respectively, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Irish law, we have relied upon the opinion, dated today’s date, of Arthur Cox, Irish legal counsel to the Company and the Guarantor, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Arthur Cox.

Also, we have relied as to certain factual matters on information obtained from public officials, officers of the Company and the Guarantor and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly executed and delivered by the Trustee thereunder, an assumption which we have not independently verified.

CRH America, Inc. CRH plc	– 3 –

We hereby consent to the filing of this opinion on a Form 6-K to be incorporated by reference in the Registration Statement and the reference to us under the heading “Validity of Debt Securities and Guarantees” in the Prospectus Supplement, dated November 30, 2010 and under the heading “Validity of Securities and Guarantees” in the Prospectus dated April 27, 2010. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

SULLIVAN & CROMWELL